February 26, 2018

John Reynolds
Assistant Director - Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Filed via EDGAR TRANSMISSION

Request for Withdrawal of Offering Statement on Form 1-A

Re: BrewDog USA, Inc.
Offering Statement on Form 1-A/A
 Filed February 16, 2018
Incorrect File No. 024-10532
SEC Accession No. 0001646269-18-000004
Filing Date 2018-02-16
Accepted 2018-02-16 14:11:09

Dear Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), BrewDog USA, Inc., a Delaware corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company's Offering Statement on Form 1-A/A (File No. 024-10532), filed on February 16, 2018. Please be advised that the Company's Offering Statement on Form 1-A/A filed on February 16, 2018 was filed by the Company with the incorrect file number due to a scriviners' error and we have been advised by the SEC that such erroneous filings cannot be removed from EDGAR and should be withdrawn.

For purposes of clarity, the Offering Statement on Form 1-A/A was refiled with the corrected file number (File No. 024-10793) on February 20, 2018. The Company requests that the filing containing the scriviners' error (the Offering Statement on Form 1-A/A filed on February 16, 2018) be withdrawn, but that the corrected Offering Statement on Form 1-A/A filed on February 20, 2018 remain intact and not be withdrawn.

Accordingly, the Company is withdrawing the Offering Statement on Form 1-A/A filed on February 16, 2018. The Company believes that withdrawal of the previously filed Offering Statement on Form 1-A/A filed on February 16, 2018 will avoid confusion and is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Company confirms that no securities of the Company were sold pursuant to the prior Offering Statement, which has not been qualified.

Please send copies of the written order granting withdrawal of the Offering Statement on Form 1-A/A filed on February 16, 2018 to the undersigned.

If you have any questions regarding the foregoing application for withdrawal, please call Kendall Almerico at (813) 309-6358.

Very Truly Yours,

Kendall A. Almerico

Florida Office 4350 West Cypress Street #275 Tampa, Florida 33607		Washington DC Office 1440 G Street NW Washington DC 20005
Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar